8-52131

06004065

TES
IGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~102440~~

AB 3/20

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JetTrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1060 Nimitzview Drive, Suite 205
(No. and Street)

Cincinnati, (City) Ohio (State) 45230-4351 (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 28 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

120 East Fourth Street, 1100 Mercantile Center, Cincinnati, Ohio 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Garrett Frey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JetTrade, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

JOAN V GRAY
NOTARY PUBLIC
STATE OF OHIO
My Commission Expires September 4, 2007

NOTARIAL SEAL STATE OF OHIO

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JETTRADE, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2005

CERTIFIED PUBLIC ACCOUNTANTS
J·D·CLOUD & CO·L·L·P·
CINCINNATI, OHIO

-CONTENTS-

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET

CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

To the Shareholder
JetTrade, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of JetTrade, Inc. as of December 31, 2005, and the related statements of income, shareholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of JetTrade, Inc. as of December 31, 2004, were audited by other auditors whose report dated January 19, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetTrade, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

January 19, 2006

JETTRADE, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2005 and 2004

		2005	2004
ASSETS:			
Cash and cash equivalents	$	74,721	52,705
Commissions receivable		16,045	10,469
Secured demand note		50,000	50,000
Deferred tax		2,850	2,850
TOTAL ASSETS	$	143,616	116,024

- LIABILITIES AND SHAREHOLDER'S EQUITY -

		2005	2004
LIABILITIES:			
Commissions payable	$	11,916	5,568
Subordinated borrowings		50,000	50,000
TOTAL LIABILITIES		61,916	55,568
SHAREHOLDER'S EQUITY:			
Common stock; no par value, 500 shares authorized, 100 shares issued and outstanding		50,000	50,000
Additional paid-in capital		69,688	47,688
Retained earnings (deficit)		(37,988)	(37,232)
TOTAL SHAREHOLDER'S EQUITY		81,700	60,456
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	143,616	116,024

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2005 and 2004

	2005	2004
COMMISSION INCOME	$ 289,693	400,675
EXPENSES:		
Commission and clearing fees	179,054	285,331
Payroll	83,222	78,755
Service fees	23,946	37,400
Interest expense	5,000	4,583
Other operating (income) expenses	(773)	1,382
TOTAL EXPENSES	290,449	407,451
LOSS BEFORE INCOME TAXES	(756)	(6,776)
Income tax benefit	-	(2,850)
NET LOSS	$ (756)	(3,926)

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance – January 1, 2004	$ 50,000	47,688	(33,206)	64,482
Net loss			(3,926)	(3,926)
Dividends			(100)	(100)
Balance – December 31, 2004	50,000	47,688	(37,232)	60,456
Net loss			**(756)**	**(756)**
Capital contribution		**22,000**		**22,000**
Balance – December 31, 2005	**$ 50,000**	**69,688**	**(37,988)**	**81,700**

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2005

		2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$	(756)	(3,926)
Adjustments to reconcile net loss to net cash flows from operating activities:			
(Increase) decrease in commision receivable		(5,576)	2,576
(Increase) decrease in deferred tax		-	(2,850)
Increase in commissions payable		6,348	(2,030)
NET CASH FLOWS FROM OPERATING ACTIVITIES		16	(6,230)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid		-	(100)
Capital contribution		22,000	-
NET CASH FLOWS FROM FINANCING ACTIVITIES		22,000	(100)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		22,016	(6,330)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		52,705	59,035
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	74,721	52,705
CASH PAID DURING THE YEAR FOR:			
Interest	$	5,000	4,583

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2005 and 2004

		2005	2004
Subordinated borrowings - January 1	$	50,000	50,000
Increase - Additional subordinated borrowings		-	-
Decrease - Payment of subordinated borrowings		-	-
Subordinated borrowings - December 31	$	50,000	50,000

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

JetTrade, Inc. (the "Company") is a broker-dealer, located in Cincinnati, Ohio, in the business of selling investment securities. The Company is registered with the Securities and Exchange Commission ("SEC"), and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

RECEIVABLES AND CREDIT POLICIES
Commissions receivable represent uncollateralized clearing broker obligations due under normal trade terms requiring payment within 30 days. The Company generally collects receivables within 30 days and does not charge interest on receivables.

Commissions receivable are stated at the amount billed. Payments of commissions are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary.

REVENUE RECOGNITION-
Securities transactions and related commission income and expenses are recorded on a trade date basis.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets are the result of net operating loss carry forwards adjusted for a valuation allowance. The valuation allowance reflects managements estimate of the loss carryforward that may not be realized.

NOTE 2 - SUBORDINATED BORROWINGS

At December 31, 2005, subordinated borrowings consisted of a subordinated demand note for $50,000 subject to a collateral agreement. The note is due August 31, 2009 and bears interest at 10%. Interest on the borrowing amounted to $5,000 during the year ended December 31, 2005.

The subordinated debt is available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has accepted collateral with a fair value of $53,944 at December 31, 2005 for the secured demand note. The Company is permitted by contract to sell, or pledge, this collateral provided the balance, after any applicable discounts, remains at least equal to $50,000.

NOTE 3 - INCOME TAXES

The provision for income tax expense consists of the following:

	2005	2004
Current tax expense	$ (113)	(1,016)
Deferred tax	113	3,866
Income tax benefit	$ -	2,850
Gross deferred tax assets	$ 5,813	5,700
Valuation allowance	2,963	2,850
Net deferred tax asset	$ 2,850	2,850

The company has net operating loss carry forwards of $39,506 that may be applied against future taxable income. The net operating losses will expire from 2021 through 2025.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2005, the Company had net capital, as computed under Rule 15c3-1, of $128,850 which was $28,850 greater than its required net capital of $100,000. The Company had aggregate indebtedness of $11,916 at December 31, 2005.

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

NOTE 6 - FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash instruments. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2005.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through another clearing broker. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET

CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
JetTrade, Inc.
Cincinnati, Ohio

We have audited the accompanying financial statements of JetTrade, Inc. as of and for the year ended December 31, 2005 and have issued our report thereon dated January 19, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

January 19, 2006

JETTRADE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

NET CAPITAL:	
Total shareholder's equity	$ 81,700
Deduct - shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	81,700
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	50,000
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	131,700
Deductions and/or charges -	
Non-allowable assets:	
Deferred income tax	2,850
Net capital before haircuts on securities positions	128,850
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	
Trading and investment securities:	
Other securities	
Undue concentrations	
NET CAPITAL	$ 128,850

See Independent Auditors' Report on Supplementary Information.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005
(Continued)

AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accrued expenses	$	11,916
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of 6 2/3% of aggregate indebtedness or $100,000:		
6 2/3% of agregate indebtedness	$	795
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	28,850
Excess net capital at 1000%	$	127,658
Ratio of aggregate indebtedness to net capital		.09 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	132,295
Non-allowable assets		(2,850)
Net audit adjustments		(595)
NET CAPITAL	$	128,850

See Independent Auditors' Report on Supplementary Information.

JETTRADE, INC.
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors Report on Supplementary Information.

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
JetTrade, Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of JetTrade, Inc. (the "Company") for the year ended December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the shareholders, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

January 19, 2006